09056465

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52973

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 12/29/07 (MM/DD/YY) AND ENDING 12/26/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

First Republic Securities Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Pine Street
(No. and Street)

San Francisco,	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

David Tateosian — 415-296-5810 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street	San Francisco	CA	94105-2230
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David Tateosian, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to First Republic Securities Company, LLC (the "Company") for the year ended December 26, 2008, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Signature

DAVID SIRNA
Commission # 1818201
Notary Public - California
San Francisco County
My Comm. Expires Oct 18, 2012

President
Title

Notary Public

This report contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Changes in Member's Equity.
(x)	(e)	Statement of Cash Flows.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not Applicable).
(x)		Notes to Financial Statements
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not Applicable).
(x)	(1)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report. (Not Required).
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on internal control).

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
First Republic Securities Company, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of First Republic Securities Company, LLC (a wholly owned subsidiary of Merrill Lynch Bank & Trust Co., FSB) (the "Company") as of December 26, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 26, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Company became an indirect wholly owned subsidiary of Bank of America Corporation on January 1, 2009.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules (g), (h), and (i) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

February 23, 2009

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 26, 2008
(In thousands, except per share amounts)

ASSETS

CASH AND CASH EQUIVALENTS	$ 8,433
COMMISSIONS AND OTHER RECEIVABLES	1,082
RECEIVABLE FROM CLEARING ORGANIZATION	263
PREPAID EXPENSES AND DEPOSITS	11
DEPOSIT WITH CLEARING BROKER	100
GOODWILL	4,643
OTHER INTANGIBLE ASSETS — Net of accumulated amortization of $1,647	7,653
TOTAL	$22,185

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Payable to the Bank and affiliates — net	$ 534
Accounts payable and accrued expenses	1,735
Total liabilities	2,269
MEMBER'S EQUITY:	
Common stock, $0.01 par value — authorized and outstanding 10,000 shares	
Additional paid-in capital	16,011
Retained earnings	3,905
Total member's equity	19,916
TOTAL	$22,185

See notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 26, 2008
(In thousands)

REVENUE:	
Agency commissions	$ 2,966
Principal commissions	2,228
Mutual fund fees	3,735
Money market mutual fund fees	4,986
Other income	1,407
Total revenue	15,322
EXPENSES:	
Salaries and related benefits	4,179
Commission and referral payout	2,509
Occupancy	519
Professional fees and advertising	264
Clearing fees	792
Information systems	520
Travel expenses and entertainment	139
Regulatory fees	72
Insurance	253
Dues and subscriptions	392
Other general and administrative	1,063
Amortization of other intangible assets	1,290
Total expenses	11,992
NET INCOME	$ 3,330

See notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 26, 2008
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE — December 28, 2007	$ -	$ 16,011	$ 575	$ 16,586
Net income			3,330	3,330
BALANCE — December 26, 2008	$ -	$ 16,011	$ 3,905	$ 19,916

See notes to financial statements.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 26, 2008
(In thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$3,330
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization of other intangible assets	1,290
Changes in assets and liabilities:	
Prepaid expenses and deposits	144
Receivable from clearing organization	430
Commissions and other receivables	(899)
Accounts payable and accrued expenses	505
Payable to the Bank and affiliates	495
Net cash provided by operating activities	5,295
NET INCREASE IN CASH AND CASH EQUIVALENTS	5,295
CASH AND CASH EQUIVALENTS — Beginning of year	3,138
CASH AND CASH EQUIVALENTS — End of year	$8,433

See notes to financial statements.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business — First Republic Securities Company, LLC (the "Company") was formed as a Nevada limited liability company in July 2000 and operates as a wholly owned subsidiary of Merrill Lynch Bank & Trust Co., FSB (the "Bank"). The Company is a registered member of the Financial Industry Regulatory Authority, Inc. and is actively engaged in the business of providing broker-dealer services. The Company's business includes distribution of investment products and services, which involves introducing mutual funds and fixed-income securities on an agency or riskless principal basis. The Company does not hold customer accounts.

Basis of Presentation — The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The Company is engaged in a single line of business as a securities broker-dealer.

Revenue Recognition — Revenue and expenses related to agency and principal commissions and mutual fund fees are recorded on a trade-date basis. Other income includes management fee income, private placement fees, and other.

Income Taxes — As a single-member limited liability company, the Company is not subject to federal and state corporate income taxes on its taxable income. Instead, the net income of the Company is included in the federal and state tax returns of the Bank. Accordingly, no provision for income taxes has been made in the financial statements.

Cash and Cash Equivalents — For purposes of reporting cash flows, cash and cash equivalents include cash and interest-bearing deposits with original maturities of three months or less.

Deposit With Clearing Broker — The Company maintains a minimum balance of $100 in a deposit account with its clearing broker-dealer. In the event of a substantial change in the nature and extent of the Company's business operations, the clearing broker may request an additional amount be deposited in the deposit account.

Use of Estimates — The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements, and (c) the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Such estimates include commissions, bonus, and referral fees.

2. BANK OF AMERICA ACQUISITION

On January 1, 2009, the Parent of Merrill Lynch Bank & Trust Co., FSB, Merrill Lynch & Co., Inc. ("Merrill Lynch") was acquired by Bank of America Corporation ("Bank of America") through the merger of a wholly owned subsidiary of Bank of America. Merrill Lynch will continue as the surviving corporation and a wholly owned subsidiary of Bank of America. As a result of the merger, all of the direct and indirect subsidiaries of Merrill Lynch, including the Bank and the Company, have become indirect subsidiaries of Bank of America.

3. GOODWILL AND OTHER INTANGIBLE ASSETS

The Company accounts for goodwill in accordance with Financial Accounting Standards Board (FASB) Statement No. 142, *Goodwill and Other Intangible Assets*. As required by FASB Statement No. 142, the Company evaluates goodwill for impairment annually and on an interim basis if events or changes in circumstances indicate that its implied fair value is less than the carrying amount. The Company's annual impairment testing for 2008 resulted in no impairment of goodwill.

Identifiable intangible assets representing customer relationships and trade name are reported as other intangible assets and are amortized over their estimated useful lives of 10 years. The Company evaluates these intangible assets for impairment whenever circumstances indicate that the carrying amount may not be recoverable, in accordance with FASB Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

The Company's other intangible assets and accumulated amortization at December 26, 2008, are as follows:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	$9,200	$1,634	$7,566
Trade name	100	13	87
Total	$9,300	$1,647	$7,653

Total amortization expense on other intangible assets for 2008 is $1,290. Amortization expense on other intangible assets is estimated as $1,211, $1,115, $1,020, $943, and $869 for years 2009 through 2013, respectively.

4. TRANSACTIONS WITH THE BANK AND AFFILIATES

The Company has a cash account with the Bank in the amount of $12 as of December 26, 2008.

The Company has a revenue sharing agreement with the Bank for the revenue derived from the money market mutual fund activities that are directed to the Bank. The revenue received by the Company for this money market mutual fund activity was $4,986 in 2008.

The Company and the Bank have an expense-sharing agreement for salaries, rent, and certain general and administrative expenses. Expenses allocated by the Bank are reimbursed by the Company. The Bank allocated $1,472 for such expenses in 2008 which are recorded in their respective categories in the statement of operations.

The Company has an expense-sharing agreement with First Republic Wealth Advisors (FRWA), a wholly owned subsidiary of the Bank, for salaries and benefits, rent, and certain general and administrative expenses. The Company was reimbursed $199 by FRWA for such expenses in 2008. Such expenses are recorded in Salaries and related benefits and occupancy expense in the statement of operations.

The Bank and FRWA pay the Company management fees related to the training and licensing of their licensed representatives. In 2008, this management fee income was $258 and $22 from the Bank and FRWA, respectively, and is recorded in other income in the statement of operations.

5. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 26, 2008, the Company had net capital, as defined by SEC Uniform Net Capital Rule 15c3-1, of $7,532 which was $7,376 in excess of its required net capital of $156. The ratio of aggregate indebtedness to net capital is 31 to 1 as of December 26, 2008.

The Company is exempt from Rule 15c3-3 under paragraph (k)(2)(ii) of the Securities Exchange Act of 1934 relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities. Transactions are cleared on a fully disclosed basis through Pershing LLC, a Bank of New York Securities Group Company.

The Company has entered into a definitive agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly owned subsidiary of Merrill Lynch to provide clearing services. These clearing services will be in addition to the clearing services provided by Pershing, LLC.

6. SHARE-BASED COMPENSATION

The Company's employees participate in share-based employee compensation plans sponsored by Merrill Lynch. Share-based compensation is provided through awards of restricted stock that is restricted only as to vesting requirements. The Company applies the fair value method of accounting, using the modified prospective method of transition, in accordance with FASB Statement No. 123 (revised 2004), *Share-Based Payment*. The Company adjusts compensation costs for estimated forfeitures. The Company recognizes compensation cost in salaries and related benefits expense over the period from the grant date until final vesting. The share-based compensation expense for the year ended December 26, 2008, was $371.

7. COMMITMENTS AND CONTINGENCIES

The Company's customers' transactions are introduced to the Clearing Broker ("Pershing") for execution, clearance, and settlement. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligation to Pershing, the Company may be required to reimburse Pershing for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory.

From time to time, the Company is named in judicial, arbitration, and regulatory matters arising in connection with its business. In accordance with FASB Statement No. 5, *Accounting for Contingencies*, the Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it becomes probable a matter will result in a liability and the amount of loss, if any, can be reasonably be estimated.

The Company has been named in an arbitration and threatened litigation by three customers who purchased shares in an investment fund sponsored by an affiliate of the Company, First Republic Investment Management. During 2008, the investment fund incurred losses and closed. Such customers are seeking to recover their losses and damages in connection with their investments in the fund. The Company believes it has meritorious defenses and intends to defend this matter vigorously. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these matters will not result in any material adverse effect on the Company's financial position, results of operations, and cash flows.

* * * * * *

SUPPLEMENTAL SCHEDULES

FIRST REPUBLIC SECURITIES COMPANY, LLC

(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 26, 2008 (In thousands)

NET CAPITAL:	
Total member's equity	$ 19,916
Less nonallowable assets and other deductions or charges:	
Receivable from the Bank and affiliates	76
Prepaid expenses and deposits	11
Goodwill and other intangible assets	12,296
Other deductions or charges	1
NET CAPITAL	$ 7,532
AGGREGATE INDEBTEDNESS:	
Payable to the Bank and affiliates	$ 610
Accounts payable and accrued expenses	1,735
TOTAL AGGREGATE INDEBTEDNESS	$ 2,345
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Net capital required — greater of $100 or 6-2/3% of aggregate indebtedness	$ 156
Net capital in excess of requirements	$ 7,376
Ratio of aggregate indebtedness to net capital	31 %

There are no material differences between the above Computation of Net Capital under Rule 15c3-1 and that filed with First Republic Securities Company, LLC's unaudited December 26, 2008, FOCUS report, as filed on January 15, 2009.

FIRST REPUBLIC SECURITIES COMPANY, LLC
(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 26, 2008

The Company is exempt from the provisions of Rule SEC 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 23, 2009

First Republic Securities Company, LLC
111 Pine Street
San Francisco, CA 94111

In planning and performing our audit of the financial statements of First Republic Securities Company, LLC (a wholly owned subsidiary of Merrill Lynch Bank & Trust Co., FSB) (the "Company") as of and for the year ended December 26, 2008 (on which we issued our report dated February 23, 2009, and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph relating to the acquisition of Merrill Lynch & Co., Inc. by Bank of America Corporation as disclosed in Note 2), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal controls exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 26, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

First Republic Securities Company, LLC

(A Wholly Owned Subsidiary of Merrill Lynch Bank & Trust Co., FSB)

(SEC Identification No. 8-52973)

Financial Statements and Supplemental Schedules for the Year Ended December 26, 2008, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC Document